July 19, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549-7010
Attn: Mr. Jason Wynn

Re:	Natural Resource Partners L.P. Registration Statement on Form S-3 Filed June 28, 2005 File No. 333-126186

Form 8-A Filed June 28, 2005 File No. 01-31465

Ladies and Gentlemen:

          On behalf of Natural Resource Partners L.P. (the “Partnership”), we enclose five courtesy copies of Amendment No. 1 to the Registration Statement (File No. 333-126186) on Form S-3 (the “Registration Statement”) that was originally filed on June 28, 2005, each of which has been marked to show changes made to the Registration Statement that was filed on June 28, 2005.

          This letter sets forth the responses of the Partnership to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 15, 2005 (the “Comment Letter”). Please note that, to the extent these responses are predicated on factual information, that information has, unless otherwise indicated, been provided by the Partnership. For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter, and set forth below such comment is the response of the Partnership. Capitalized terms used in this letter that are not defined have the meanings given to them in the Registration Statement.

Securities and Exchange Commission July 19, 2005 Page 2

Form S-3

General

Comment

1.	You have omitted known information and you include information that was already outdated at the time you filed this registration statement. Please file an amended Form S-3 that includes current and complete information. A number of the following comments relate to these deficiencies, but you will need to review the document generally to ensure that it is current and complete.

Response

          The Partnership has revised the Registration Statement as requested. Please see the Partnership’s responses to Comments 2—6 below and the corresponding changes to the Registration Statement. The Partnership has reviewed the Registration Statement and confirms that it is current and complete as of the date of its filing.

Comment

2.	Provide the estimated per share price of the subordinated units or advise us of the proposed price range. You will need to amend to include a definitive price range prior to effectiveness. If accurate, you may indicate that units will be offered at the specified offering price until such time as they are traded on the NYSE.

Response

          The Partnership will provide any pricing information related to a specific offering of the subordinated or common units in any prospectus supplement relating to such offering, which will be filed pursuant to Rule 424(b) under the Securities Act of 1933 at the time of such offering.

Securities and Exchange Commission July 19, 2005 Page 3

Comment

3.	In that regard, it is unclear why you indicate on the prospectus cover page that you will provide information in the supplement relating to the “expected trading market, if any, for the subordinated units.” On the same day that you filed this Form S-3, you also filed a registration statement on Form 8-A relating to the subordinated units. The Form 8-A indicates that the units are to be registered on the NYSE.

Response

          The Partnership has revised the Registration Statement to reflect that it has applied for listing of the subordinated units on the New York Stock Exchange. Please see the outside cover page of the prospectus contained in the Registration Statement and page 22 of the Registration Statement.

Comment

4.	Include in the prospectus a complete description of the subordinated units the resale of which you intend to register. In that regard, at page 50 you suggest that the description appears in the Form 8-A filed the same day, but the Form 8-A suggests that the description can be found in the Rule 424(b) prospectus. Also file an amended Form 8-A that includes current and complete information in that regard.

Response

          The Partnership has included in the Registration Statement, as initially filed on June 28, 2005, a complete description of the subordinated units (and the common units into which the subordinated units may convert). Please see pages 18—24 of the Registration Statement under the heading “Description of Our Units,” as well as the disclosure on pages 25—32 under the heading “Cash Distributions” and on pages 33—47 under the heading “Material Tax Consequences.” The prospectus contained in the Registration Statement will be filed under 424(b) together with any prospectus supplement relating to the offer of the subordinated or common units under the Registration Statement. Consequently, the Form 8-A will incorporate any description of the subordinated units contained in 424(b) filings made in respect of the Registration Statement in accordance with the instruction to Item 1 of Form 8-A. The Registration Statement incorporates the Form 8-A by reference to clarify that, upon

Securities and Exchange Commission July 19, 2005 Page 4

effectiveness of the Registration Statement, the subordinated units will also be registered under the Securities Exchange Act of 1934.

Description of Our Units, page 18

Comment

5.	We note that each purchaser of the subordinated units and common units must execute a transfer application which includes a request to be admitted as a substituted limited partner, but that the general partner may withhold its consent in its sole discretion. Add a risk factor that clarifies how these provisions might impact the free transferability and potential market value of the units.

Response

          As we discussed with Mr. Wynn of the Staff on July 18, 2005, the Partnership will amend its partnership agreement prior to the offering of any securities registered under the Registration Statement to provide that the general partner may not withhold its consent to the request for admission as a limited partner contained in a transfer application. Because the Partnership will amend its partnership agreement to remove this restriction, the Partnership does not believe that the suggested risk factor is necessary. The Partnership has modified the disclosure relating to the transfer process. Please see page 18 of the Registration Statement.

Selling Unitholder, page 49

Comment

6.	Rather than indicating that you will include this information in the prospectus supplement, include in the next amendment to the Form S-3 all the information you currently omit from this section. In addition, describe the affiliation(s) among the selling unitholder and you or your affiliates, and explain how FRC-WPP obtained the securities. Disclose whether it is a broker-dealer or an affiliate of a broker-dealer. We may have additional comments.

Securities and Exchange Commission July 19, 2005 Page 5

Response

          The Partnership has revised the Registration Statement to include additional information regarding the selling unitholder. Additional information regarding the selling unitholder that relates to a specific offering, such as the number of subordinated and common units held by the selling unitholder prior to such offering and the number of subordinated and common units to be offered by the selling unitholder in such offering, will be included in any prospectus supplement that pertains to a specific offering. Please see page 49 of the Registration Statement.

          If you have any questions or comments concerning these responses, please call the undersigned at (713) 758-3604 or, in his absence, Dan Fleckman at (713) 758-3706.

Sincerely, VINSON & ELKINS L.L.P.
By:	/s/ Steve Putman
Steve Putman

CC: Wyatt L. Hogan